Exhibit 99.1

HudBay Minerals Inc.

Interim Consolidated Financial Statements
 For the Period Ended June 30, 2005
(expressed in Canadian dollars)

HudBay Minerals Inc.
Consolidated Balance Sheet
As at June 30, 2005 and December 31, 2004
(expressed in thousands of Canadian dollars)

	June 30, 2005 (unaudited)	December 31, 2004
Assets
Current assets
Cash and cash equivalents (note 10a)	$123,967	$64,553
Accounts receivable	70,948	73,210
Inventories	98,351	100,282
Prepaid expenses and other assets (note 9a)	6,885	3,496
Current portion of fair value of derivatives	2,201	3,418
Future income taxes	12,900	12,900

	315,252	257,859
Investments	463	463
Property, plant and equipment (note 4)	368,300	358,662
Deferred financing costs and intangible assets	9,244	10,152
Restricted cash	—	13,000
Environmental deposits	1,810	1,789
Fair value of derivatives	358	772

	695,427	642,697

Liabilities
Current liabilities
Accounts payable	56,718	64,669
Accrued liabilities	31,542	26,548
Interest payable on long-term debt	10,951	563
Current portion of obligations under capital leases	3,723	3,338
Current portion of long-term debt	4,000	2,000
Current portion of pension obligation	15,567	12,650
Current portion of other employee future benefits	2,081	2,012

	124,582	111,780
Obligations under capital leases	10,950	11,719
Debt obligations (note 10a)	224,126	223,529
Pension obligation	52,911	57,437
Other employee future benefits	59,453	57,929
Asset retirement obligation	28,391	27,120
Other non-current liabilities	5,100	417

	505,513	489,931

Shareholders' equity
Common shares (note 5a)	140,083	120,138
Warrants (note 5b)	33,321	35,850
Contributed surplus (see note 5c)	5,127	3,288
Cumulative translation adjustments	(3)	(24)
Retained earnings (deficit)	11,386	(6,486)

	189,914	152,766

	$695,427	$642,697

Commitments (note 8)

The Notes constitute an integral part of the consolidated financial statements.

HudBay Minerals Inc.
Consolidated Statement of Operations
For the periods ended June 30, 2005 and 2004
(expressed in thousands of Canadian dollars except share and per share amounts)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Sales	$158,188	$—	$309,713	$—

Expenses
Operating	114,110	653	231,823	1,714
General and administrative	4,593	446	8,234	917
Stock-based compensation (note 5c)	1,354	160	1,354	160
Depreciation and amortization	13,228	38	25,952	75
Accretion	649	6	1,301	12
Exploration	3,216	664	3,785	898
Foreign exchange gain	(424)	—	(674)	—

	136,726	1,967	271,775	3,776

Operating earnings (loss)	21,462	(1,967)	37,938	(3,776)
Other income	635	7	1,105	14
Amortization of deferred financing costs	(366)	—	(707)	—
Foreign exchange gain (loss)	(2,765)	68	(4,095)	82
(Loss) gain on derivative instruments	(1,819)	—	545	—
Interest expense	(5,735)	(225)	(11,388)	(498)

Earnings (loss) before taxes	11,412	(2,117)	23,398	(4,178)
Taxes (recovery)	2,721	—	5,526	(397)

Earnings (loss) for the period	$8,691	$(2,117)	$17,872	$(3,781)

Earnings (loss) per share
Basic	$.11	$(.31)	$.22	$(.61)
Diluted (note 5d)	$.11	Note 5d	$.22	Note 5d
Weighted average number of commons shares outstanding
Basic	81,388,858	6,772,354	79,646,755	6,240,727
Diluted (note 5d)	81,959,645	Note 5d	80,133,777	Note 5d

The Notes constitute an integral part of the consolidated financial statements.

HudBay Minerals Inc.
Consolidated Statement of Retained Earnings (Deficit)
For the periods ended June 30, 2005 and 2004
(expressed in thousands of Canadian dollars)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Retained earnings (deficit) — beginning of period
As previously stated	$2,695	$(20,716)	$(6,486)	$(19,052)
Changes in accounting policies
Asset retirement obligations	—	(43)	—	(43)
Exploration	—	(590)	—	(590)

As restated	2,695	(21,349)	(6,486)	(19,685)
Earnings (loss) for the period	8,691	(2,117)	17,872	(3,781)

Retained earnings (deficit) — end of period	$11,386	$(23,466)	$11,386	$(23,466)

The Notes constitute an integral part of the consolidated financial statements.

HudBay Minerals Inc.
Consolidated Statement of Cash Flows
(expressed in thousands of Canadian dollars)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Cash generated (utilized) by:
Operating activities
Earnings (loss) for the period	$8,691	$(2,117)	$17,872	$(3,781)
Items not affecting cash
Depreciation and amortization	13,228	38	25,952	75
Accretion of debt component of convertible debentures	—	156	—	333
Accretion on asset retirement obligation	649	6	1,301	12
Non-cash interest	268	—	502	—
Future income taxes	3,468	—	5,470	(397)
Unrealized portion of change in fair value of derivative	2,869	—	1,631	—
Amortization of deferred financing charges	366	—	707	—
Stock-based compensation	1,354	160	1,354	160
Unrealized foreign exchange loss on debt notes	2,765	—	4,095	—
Unrealized foreign exchange loss on cash held in foreign currency	(720)	—	(964)	—
Net change in other non-cash operating items	(87)	67	(261)	67

	32,851	(1,690)	57,659	(3,531)
Net change in non-cash working capital items (note 10c)	5,157	77	8,235	(116)

	38,008	(1,613)	65,894	(3,647)

Investing activities
Increase in environmental deposits	(21)	(165)	(21)	(329)
Decrease (increase) in restricted cash	—	—	13,000	—
Property, plant and equipment expenditures	(18,292)	17	(35,590)	(2,121)

	(18,313)	(148)	(22,611)	(2,450)

Financing activities
Financing and acquisition costs	(217)	(729)	(350)	(777)
Decrease in debenture subscription receivable	—	—	—	2,000
Issuance of common shares	—	—	—	600
Proceeds on exercise of stock options	—	—	—	64
Proceeds on exercise of warrants	—	104	—	104
Repayments of obligations under capital lease	(916)	—	(384)	—
Repayment of debt obligations	(2,000)	—	(2,000)	—
Issuance of shares and warrants	9,232	(187)	17,901	5,083

	6,099	(812)	15,167	7,074

Foreign exchange loss on cash held in foreign currency	720	—	964	—
Change in cash and cash equivalents	26,514	(2,573)	59,414	977
Cash and cash equivalents — beginning of period	97,453	5,664	64,553	2,114

Cash and cash equivalents — end of period	123,967	3,091	123,967	3,091

The Notes constitute an integral part of the consolidated financial statements.

HudBay Minerals Inc.
Notes to the Interim Consolidated Financial Statements
(expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

1      NATURE OF THE OPERATIONS

  HudBay Minerals Inc. (the "Company") changed its name from ONTZINC Corporation by way of Articles of Amendment dated December 21, 2004. The Company is incorporated under the Ontario Business Corporations Act. Prior to December 21, 2004, the Company was engaged in the business of evaluation, acquisition and exploration of mineral properties. Substantially all of the efforts of the Company were devoted to these business activities. Prior to that date, the Company had not earned significant revenue and was considered to be in the development stage.

  On December 21, 2004, the Company completed a public offering of common shares and warrants raising gross proceeds of $143,813 and also completed an offering of U.S.$175,000 Senior Secured Notes. The Company then utilized the proceeds from these financings to complete the acquisition from Anglo American International, S.A. ("Anglo American") of all of the outstanding shares of 152640 Canada Inc., which held all of the outstanding shares of Hudson Bay Mining and Smelting Co., Ltd. ("HBMS"). As a result, the Company's primary business activity is now base metals production with facilities consisting of mines, mills and a metallurgical complex for the extraction of copper and zinc in the Provinces of Manitoba and Saskatchewan.

  Also on December 21, 2004, the Company completed a 30 for 1 common share consolidation that has been retroactively reflected as if the common share consolidation had occurred on January 1, 2002. All references to common shares within these consolidated financial statements reflect the consolidation.

2      BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

  The interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and followed the same accounting principles and methods of application as those disclosed in Note 1 to the Company's consolidated financial statements for the year ended December 31, 2004. These interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the Company's consolidated financial statements included in its 2004 Annual Report.

  These interim consolidated financial statements include the accounts of the Company, all of its subsidiaries and the proportionate share of the assets and liabilities of any joint ventures where the Company shares joint control. Inter-company accounts and transactions have been eliminated on consolidation.

3      ACQUISITION OF HUDSON BAY MINING AND SMELTING CO., LIMITED

  On December 21, 2004, the Company acquired all of the outstanding common shares of HBMS for total purchase consideration of $315,790, plus $4,324 of corporate transaction costs. The total purchase consideration of $315,790 was satisfied by cash of $302,790 and by the issuance to Anglo American of 5,777,777 common shares and 86,666,667 share purchase warrants, where every 30 share purchase warrants are exercisable for one common share at an exercise price of $3.15 per common share. The value of the common share consideration of $11,700 was determined based on the average of the closing price of the Company's common shares for the two days before and after the date of announcement of the transaction on October 7, 2004. The value of the warrant consideration of $1,300 was based on a similar method to the valuation of the warrants issued in the public offering. The acquisition is being accounted for by the purchase method.

  The following table summarizes the preliminary allocation of the purchase consideration based on management's current best estimate of the fair value of the assets and liabilities acquired on the date of acquisition (December 21, 2004):

Current assets (including cash of $51,504)	$229,601
Investments	463
Property, plant and equipment	349,358
Intangible assets	552
Current liabilities	(72,665)
Debt obligations	(15,179)
Pensions and post-retirement benefit obligations	(130,353)
Asset retirement obligations	(26,213)
Obligations under capital leases	(15,074)
Other non-current liabilities	(376)

$320,114

  Management expects to obtain additional information in the last half of 2005, including independent valuations, that may require additional adjustments to amounts shown above for property, plant and equipment, intangible assets and asset retirement obligations, and these potential adjustments may be material.

4      PROPERTY, PLANT AND EQUIPMENT

	June 30, 2005	December 31, 2004
Property, plant and equipment	$211,080	$203,705
Accumulated depreciation	(7,787)	(418)

	203,293	203,287

Mine development	184,395	156,189
Accumulated amortization	(19,388)	(814)

	165,007	155,375

	$368,300	$358,662

5      SHARE CAPITAL

  (a)
  Common shares

    Authorized: Unlimited common shares

    Issued:

	Number of Common Shares	Amount
Balance, December 31, 2003	5,661,592	$21,379
Issued for debt	5,334	40
Issued on private placements, net	2,382,466	6,795
Issued pursuant to public offering	69,694,778	143,877
Cancellation of repurchased shares	(340,000)	(336)
Exercise of warrants	28,030	160
Exercise of options	19,334	64
Value attributed to warrants issued	—	(29,465)
Tax effect of flow-through shares	—	(397)
Elimination of fractional shares	(906)	—
Stated capital reduction	—	(21,979)

Balance, December 31, 2004	77,450,628	120,138
Exercise of warrants	2,476,371	7,736
Issued on private placement, flow-through shares	806,452	2,323

Balance, March 31, 2005	80,733,451	$130,197
Exercise of warrants	788,054	2,808
Issued on private placement, flow-through shares	2,193,000	7,078

Balance, June 30, 2005	83,714,505	$140,083

    On February 22, 2005, the Company completed a private placement of 806,452 flow-through common shares at a price of $3.10 per share for aggregate gross proceeds of approximately $2,500. Commission related to the offering was paid to the underwriters resulting in net proceeds of $2,323. The gross proceeds are being used to incur Canadian exploration expenses that will be renounced in favour of the holders for the 2005 taxation year.

    On June 22, 2005, the Company completed a private placement of 2,193,000 flow-through common shares at a price of $3.42 per share for aggregate gross proceeds of approximately $7,500. Commission related to the offering was paid to the underwriters resulting in net proceeds of $7,078. The gross proceeds are being used to incur Canadian exploration expenses that will be renounced in favour of the holders for the 2005 taxation year.

    Broker warrants issued in connection with the Company's offering of subscription receipts on December 21, 2004 were exercised during the six months ended June 30, 2005 aggregating the following amounts: 89,232,120 warrants to purchase 2,974,404 common shares for proceeds of $9,750.

  (b)
  Warrants

    Pursuant to the share consolidation effective December 21, 2004, 30 common share purchase warrants are required to purchase one common share.

	Number of warrants	Amount
Balance outstanding, December 31, 2003	74,894,424	$4,433
Issued on private placements	40,140,997	2,380
Issued pursuant to public offering(1)	1,045,421,667	27,181
Issued to agents for public offering	115,050,600	2,078
Warrants repurchased	(5,100,000)	(173)
Exercised	(840,909)	(43)
Cancelled	(88,456)	(6)

Balance outstanding, December 31, 2004	1,269,478,323	35,850
Exercised	(74,291,193)	(1,391)
Expired	(350,000)	(10)

Balance outstanding, March 31, 2005	1,194,837,130	34,449
Exercised	(23,641,660)	(655)
Expired	(9,455,650)	(473)

Balance outstanding, June 30, 2005	1,161,739,820	$33,321

(1)
Listed on Toronto Stock Exchange

    Warrants outstanding to acquire common shares of the Company at June 30, 2005 are as follows:

Number of Warrants Outstanding		Exercise Price Per Warrant	Expiry Date
2,086,544		0.13	August 25, 2005
26,428,825		0.14	September 8-23, 2005
250,000		0.10	October 3, 2005
33,000,000		U.S. 0.12	October 9-21, 2005
1,984,200		0.30	December 23-31, 2005
406,840		0.25	December 30, 2005
768,400		U.S. 0.12	January 13, 2006
15,553,797		0.20	March 31, 2006
6,517,450		0.06	September 28, 2006
396,860		0.05	September 28, 2006
2,589,000		0.12	November 30, 2006
517,800		0.09	November 30, 2006
42,380,937		0.086	December 21, 2006
1,028,859,167	(1)	0.105	December 21, 2009

1,161,739,820		(1) Listed on The Toronto Stock Exchange

  (c)
  Stock option plan:

    During the six months ended June 30, 2005, options in respect of 605,667 common shares expired or were cancelled.

	Number of Share Options	Weighted Average Exercise Price
Balance outstanding, December 31, 2003	550,000	$5.08
Cancelled	(334,167)	4.80
Granted	466,667	3.60
Exercised	(19,333)	3.30

Balance outstanding, December 31, 2004	663,167	3.60
Cancelled	(293,334)	(3.56)

Balance outstanding, March 31, 2005	369,833	3.63
Granted	3,640,000	2.59
Cancelled	(312,333)	(4.26)

Balance outstanding, June 30, 2005	3,697,500	$2.61

    Under the Company's stock option plan (the "Plan") approved in June, 2005, the Company may grant options up to 10% of the issued and outstanding common shares of the Company to employees, officers, and directors of the Company for a maximum term of ten years. Of the common shares covered by the stock option plan, the first 33 1/3% are exercisable immediately, the next 33 1/3% are exercisable after one year, and the last 33 1/3% exercisable after two years. Shares in respect of which options are not exercised as well as shares in respect of which options are exercised, shall become available for the grant of subsequent options. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with the Company. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted. Certain restrictions apply on the issuance of options pursuant to the Plan.

    The fair value of the options granted during 2005 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.2%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 42%; and a weighted average expected life of these options of 4 years.

    Stock-based compensation amounted to $1,354 for the three months ended June 30, 2005.

    The following table summarizes the options outstanding at June 30, 2005.

Number of options outstanding	Exercise price per share	Weighted average remaining contractual life (years)	Number of options exercisable	Weighted average remaining contractual life (years)
5,000	$4.50	1.0	5,000	1.0
11,667	7.50	2.2	11,667	2.2
40,833	3.00	3.0	40,833	3.0
3,640,000	2.59	9.9	1,213,212	9.9

3,697,500	$2.61		1,270,712

  (d)
  Earnings (loss) per share:

    Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Fully diluted earnings (loss) per share are computed using the treasury stock method whereby the weighted average number of common shares used in the basic earnings per share calculation is increased by the number of common shares potentially issuable upon exercise of all outstanding options and warrants that had an exercise price higher than the average market price during the period.

    The conversion of stock options and warrants to calculate fully diluted was not done for the six months ended June 30, 2004, because the conversion would have been anti-dilutive.

6      INVESTMENT IN JOINT VENTURE

  Considar Metal Marketing SA, an entity incorporated under the laws of the Grand Duchy of Luxembourg, is a Joint Venture in which the Company holds a 50% interest. The Joint Venture, together with its wholly-owned subsidiary, Considar Metal Marketing Inc., carries on the business of providing metal marketing to customers in various metal related industries.

  The following is a summary of the Company's 50% pro rata share of the assets, liabilities, revenues and expenses of the Considar Metal Marketing SA Joint Venture. Substantially all of the Company's sales are transacted with the joint venture. Such information is presented prior to inter-company eliminations.

	June 30 2005	December 31 2004
Assets
Current assets
Cash	$7,730	$1,405
Accounts receivable	20,043	20,262
Inventories	32,115	27,394
Prepaid expense and other assets	30	56
Fair value of derivatives	2,200	3,418

	62,118	52,535

Fair value of derivatives	358	772
Property, plant and equipment	102	112

	$62,578	$53,419

Liabilities
Current liabilities
Accounts payable and accrued liabilities	59,086	48,578
Fair value of derivatives	88	178
Deferred charge	282	508

	$59,456	$49,264

Future income tax payable	822	1,290

Shareholders' equity
Share capital	1,605	1,605
Cumulative translation adjustment	(313)	(333)
Retained earnings	1,008	1,593

	2,300	2,865

	$62,578	$53,419

	For the Three Months Ended June 30, 2005	For the Six Months Ended June 30, 2005
Revenues	$82,122	$161,465

Costs and expenses
Operating, general and administrative	82,765	162,904
Depreciation and amortization	8	14
Foreign exchange loss	50	40

	$82,823	$162,958

Operating earnings (loss)	$(701)	$(1,493)
Other income	8	11
Gain (loss) on derivative instruments	(1,819)	545

Loss before taxes	(2,512)	(937)
Taxes	970	352

Loss for the period	(1,542)	(585)

Cash flow from operating activities	$7,882	$6,895

7      SEGMENTED INFORMATION

  The Company is an integrated base metals producer and operates in a single reportable operating segment.

  The Company's revenue by significant product types:

	For the Three Months Ended June 30, 2005	For the Six Months Ended June 30, 2005
Revenues
Copper	$86,932	$169,008
Zinc	33,928	66,780
Zinc oxide	18,336	35,986
Gold	14,532	27,815
Other	4,460	10,124

	$158,188	$309,713

8      COMMITMENTS

  For the mutual benefit of both parties, HBMS has terminated its agreement to purchase 40,000 dry metric tonnes of copper concentrate per year, effective June 30, 2005. The termination which would otherwise have expired in 2008, is not expected to impact the Company's ability to supply copper to the Flin Flon smelter.

9      FOREIGN CURRENCY RISK MANAGEMENT

  The Company employs derivative financial instruments, including forwards and option contracts, to manage risk originating from actual exposures to commodity price risk and foreign exchange risk.

  a)
  Foreign currency

    In 2004, the Company paid US$1.2 million to purchase an option giving it the right but not the obligation to pay an additional US$2.9 million to purchase US dollar put options. The put options secure the right, but not the obligation to sell US$4.375 million per quarter at $1.20482 starting in April 2005 and continuing to January 2009. The additional US$2.9 million was paid in 2005, and, together with the initial option payment, has been recorded in Prepaid expenses and other assets and will be amortized over the life of the option.

  b)
  Commodity price

    Through its joint venture interest in Considar Metal Marketing SA, the Company manages the risk associated with forward physical sales that are made on a fixed price basis regarding zinc and zinc oxide, and accordingly, enters into forward zinc purchase contracts. Although in management's opinion, the contracts continue to be effective in mitigating the Company's exposure to commodity price risk, the Company has not designated these as accounting hedges under The Canadian Institute of Chartered Accountants' ("CICA") Accounting Guideline 13 ("AcG-13"), Hedging Relationships, and, accordingly, has accounted for these derivative instruments using the fair value accounting method.

    At June 30, 2005, the joint venture had outstanding forward contracts to purchase 18,152 tonnes of zinc at prices ranging from US$834 to US$1,370 per tonne with settlement dates in the next three years.

10    OTHER SUPPLEMENTARY INFORMATION

  a)
  Debt obligations

	June 30, 2005	December 31, 2004
Province of Manitoba	$13,681	$15,179
Senior secured notes	214,445	210,350

	228,126	225,529
Less: Current portion of long-term debt	4,000	2,000

	$224,126	$223,529

    The terms of the loan from the Province of Manitoba have been amended whereby the Company must meet certain minimal employment levels and exploration expenditures in each calendar year to maintain the interest-free nature of the loan. The interest rate applicable if the terms are not met varies from Crown Rate to Crown Rate plus 4% depending on the shortfall. For the current calendar year, management believes the restrictions will be met and no interest will be payable.

    The Company has outstanding letters of credit in the amount of $35.2 million that are secured by an equal amount of cash.

    The Company has received a commitment from the Bank of Nova Scotia to establish a revolving credit facility in the amount of $50 million. The first $25 million is committed, with the remainder contingent upon meeting certain conditions precedent. The facility is expected to close before the end of the year.

  b)
  Defined pension and other future employee benefit expense

	For the Three Months Ended June 30, 2005	For the Six Months Ended June 30, 2005
Pension expense	$2,325	$4,650
Other future employee benefits expense	$1,254	$2,404

  c)
  Supplemental cash flow information

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2005	2004	2005	2004
Net change in non-cash working capital items
Accounts receivable	(1,049)	—	2,262	—
Inventories	(8,362)	—	1,931	—
Accounts payable and accrued liabilities	7,863	5	(2,957)	(13)
Interest payable	5,245	—	10,388	—
Prepaid expenses and other assets	1,460	72	(3,389)	(103)

	5,157	77	8,235	(116)

Taxes paid	307	—	582	—
Interest paid	1,506	156	1,799	156

11    HUDSON BAY MINING AND SMELTING CO., LIMITED

  As indicated in Note 3, the Company acquired HBMS on December 21, 2004. The following highlights key financial information of HBMS prior to consolidation.

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2005	2004	2005	2004
Total revenues	$155,380	$132,647	$306,905	$274,878
Net earnings	$16,789	$4,471	$29,602	$23,613
Long term financial debt (excluding current portion)	$235,076	$27,054	$235,076	$27,054
Total assets	$883,385	$557,400	$883,385	$557,400

  Included in total assets for 2005 is an intercompany account in the amount of $214,445 due from the Company.

12    COMPARATIVE FIGURES

  Certain of the prior period's comparative numbers have been restated to conform to the current period's presentation.